04003288

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41408

SEC MAIL PROCESSING RECEIVED FEB 27 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YR)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Pacific Growth Equities, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Bush Street, # 1700

(No. and Street)

San Francisco	**CA**	**94104**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Kumbatovic **(415) 274 6861**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP

(Name – *if individual, state, last, first, middle name*)

The Landmark @ One Market, 6th Floor	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Thomas J. Kumbatovic**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertain to the firm of **Pacific Growth Equities LLC**, as of **December 31, 2003**, and are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Thomas J Kumbatovic

Signature

CFO

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

- ** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of CALIFORNIA

County of SAN FRANCISCO

On FEBRUARY 26, 2004 before me, PATRICIA JEAN COTLA, NOTARY PUBLIC
Date — Name and Title of Officer (e.g., "Jane Doe, Notary Public")

personally appeared THOMAS J. KUMBATOVIC,
Name(s) of Signer(s)

☑ personally known to me – **OR** – ☐ proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity~~(ies)~~, and that by his/~~her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

PATRICIA JEAN COTLA
Commission # 1411849
Notary Public - California
San Francisco County
My Comm. Expires Apr 18, 2007

WITNESS my hand and official seal.

Patricia Jean Cotla
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: FINANCIAL STATEMENTS

Document Date: FEBRUARY 11, 2004 Number of Pages: 20

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______

- ☐ Individual
- ☐ Corporate Officer
  Title(s): ______
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney-in-Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer Is Representing: ______

Signer's Name: ______

- ☐ Individual
- ☐ Corporate Officer
  Title(s): ______
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney-in-Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

RIGHT THUMBPRINT OF SIGNER
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Signer Is Representing: ______

PACIFIC GROWTH EQUITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

Harb Levy & Weiland
ACCOUNTANTS CONSULTANTS LLP

Independent Auditors' Report

Board of Managers
Pacific Growth Equities, LLC

We have audited the accompanying statement of financial condition of Pacific Growth Equities, LLC as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Pacific Growth Equities, LLC as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

San Francisco, California
February 11, 2004

Harb, Levy + Weiland LLP

Member of NEXIA International, A Worldwide Association of Independent Accounting Firms
The Landmark @ One Market, Sixth Floor, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com www.hlwcpa.com

Pacific Growth Equities, LLC
Statement of Financial Condition
December 31, 2003

Assets

Cash, including money market account of $2,596,187	$ 2,680,642
Receivable from clearing broker	7,767,982
Receivable from underwritings	4,808,721
Securities owned, at market value (cost, $443,336)	448,486
Property, net	2,435,910
Other assets	523,459
Total Assets	$ 18,665,200

Liabilities and Members' Equity

Accounts payable and accrued expenses	$ 2,483,297
Members' Equity	16,181,903
Total Liabilities and Members' Equity	$ 18,665,200

See Accompanying Notes to Financial Statement

1. Summary of Significant Accounting Policies

Business

Pacific Growth Equities, LLC (the "Company") is a California corporation formed on November 15, 2002. As a result of a corporate reorganization that became effective January 1, 2003, Pacific Growth Equities, Inc. merged into Pacific Growth Equities, LLC. Pursuant to the terms of the merger, the separate existence of Pacific Growth Equities, Inc. ceased and Pacific Growth Equities, LLC succeeded to all the assets, liabilities, rights and obligations of Pacific Growth Equities, Inc. Under the terms of the merger, each outstanding share of Pacific Growth Equities, Inc. automatically converted into a Class A Unit of Pacific Growth Equities, LLC such that the ownership percentages of the individual owners remained the same before and after the merger.

The Company is registered with the Securities and Exchange Commission as a fully disclosed securities broker dealer. The Company is subject to various governmental rules and regulations including the Net Capital Rule set forth in Rule 15c3-1 of the Securities Exchange Act of 1934.

Depreciation

Property is stated at cost and is being depreciated by the straight-line method over five years for computer equipment, seven years for office equipment, and the ten-year lease term for leasehold improvements.

Securities Valuation

Securities owned and securities sold short that are traded on national securities exchanges or the NASDAQ System are valued at the last reported sales price; securities traded in the over-the-counter market are valued at the last reported bid price for securities held long and the last reported ask price for securities sold short.

Securities Transactions

Securities transactions of the Company are recorded as of the trade date.

Federal and State Income Taxes

No provision for federal or state income taxes has been made since the Company's income is allocated to its individual members for inclusion in each member's individual income tax returns.

1. Summary of Significant Accounting Policies (continued)

Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America that require that the Company make estimates and assumptions that affect reported amounts. Actual results could differ from those estimates.

2. Receivable From Clearing Broker

The receivable from clearing broker consists of cash deposits in the Company's trading account of $6,080,662 (trade date basis) and a net amount due from the broker of $1,687,320, primarily for commissions. Withdrawal of cash deposits may be restricted from time-to-time due to unsettled trades or stock short sales. In the normal course of business, the balance in the trading account reflects net amounts due to or from the clearing broker. Generally, interest on the outstanding balances is earned at money market rates and paid at broker call rates.

3. Property

Net property includes the following:

Computer equipment	$ 691,863
Office equipment	477,422
Leasehold improvements	1,738,390
	2,907,675
Accumulated depreciation	(471,765)
Property, net	$ 2,435,910

4. Subordinated Liabilities

The Company has entered into a subordinated revolving credit agreement with its clearing broker. The agreement expires April 1, 2004 and has a borrowing limit of $ 6,000,000. Loans outstanding under the agreement bear interest at 2% above the Libor rate. No loans were outstanding at the end of the year.

Loans outstanding under this agreement are subordinated to the claims of general creditors and are includible in net capital for the purposes of the Net Capital Rule.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $7,179,762, which was $6,179,762 in excess of its required net capital of $1,000,000. The Company's aggregate indebtedness to net capital ratio was 0.35 to 1.

6. Commitments

The Company relocated its office premises under a new lease arrangement that expires in 2013. The lease provides for a monthly base rent plus a pro rata share of the increase in certain common building operating expenses. Future minimum lease payments under the new lease are as follows:

Year Ending December 31	
2004	$ 97,000
2005	1,159,000
2006	1,168,000
2007	1,261,000
2008	1,261,000
Thereafter	6,610,000
Total	$ 11,556,000

7. Financial Instruments With Off-Balance Sheet Risk

The Company maintains its cash in bank deposit and money market accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts, and it believes it is not exposed to any significant credit risk on these cash accounts.

8. Limited Liability Company Agreement

The Company and its members have entered into an agreement which requires, among other things, that a member desiring to sell or transfer any or all of his units, grant the Company and then the other members the right of first refusal. In certain situations the price at which units may be transferred is determined by formula.

9. Employee Benefit Plan

The Company has a profit-sharing plan covering substantially all of its employees completing one year of service. The plan has been approved by the Internal Revenue Service. Contributions to the plan are made at the discretion of the Company.

10. Contingencies

In the ordinary course of business, the Company has been named as a defendant in several lawsuits. Outside counsel has advised the Company that, at this stage of the proceedings, they cannot offer an opinion as to the outcome of the suits. The Company will vigorously defend the lawsuits.

11. Restricted Cash

The terms of the Company's office lease require the Company to maintain a letter of credit for the benefit of the lessor. The letter of credit is secured by a separate money market account; the balance in the account must be maintained at certain levels and withdrawals are restricted to payments to the landlord. The balance in the account at the end of the year was $1,043,778.

12. Insurance Coverage

Cash and securities held by the custodian broker are insured by the Securities Investor Protection Corporation and by supplemental insurance provided by the broker. Such insurance protects against loss due to failure of the broker, but not loss due to unfavorable changes in the fair value of securities. Management does not believe the Company is exposed to undue risk of loss thereon.

13. Subsequent Events

In early 2004, the Company expects to make a distribution to members of approximately $2,000,000.

In 2004, the office lease was amended to include additional space starting in 2006. Minimum monthly lease payments for the additional space range from $44,740 in 2006 to $56,813 in 2013.